FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

December 14, 2007

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

dw 12/21

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

File No. 82-3929

McFAULDS PROPERTY – PRELIMINARY AIRBORNE DATA RECEIVED

December 14, 2007

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to report that it has received partial preliminary data (NW lines, on 50m line spacing) from the recently commissioned helicopter borne AeroTEM II survey. The survey has confirmed, in more detail, the results of the 2003 reconnaisance Geotem survey, the magnetic and conductive maps of which were the subject of the October 17, 2007 release by the Company, and shows, in particular, the definite linkage of the conductive magnetic high of the Noront Zone with the large, conductive magnetic anomaly on the Fancamp Property, some 300 metres to the SSE. This "Linkage" forms a less intensely magnetic corridor about 150m wide which trends southerly from the SW end of the Noront magnetic feature, for about 300 metres then swings east into the Fancamp ground.

The final airborne report (including the NE/SW 100 m grid portion of the airborne grid not yet received) together with the ground geophysics, which includes a gravity survey, are expected early in the new year. A diamond drill program is planned as soon as possible following receipt of this data.

ON BEHALF OF THE BOARD

END

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172 or Debra Chapman, Secretary, at 604-434-8829.